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14047891

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-67239 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brokers International Financial Services, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

102 SE 13th Street
(No. and Street)

| Panora | Iowa | 50216 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrea Kemble — 877-886-1939
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LWBJ, LLP
(Name – *if individual, state last, first, middle name*)

| 4200 University Ave, Suite 410 | West Des Moines | Iowa | 50266 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

MAR 04 2014

Washington, DC
124

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





mk

# OATH OR AFFIRMATION

I, Brian Propes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brokers International Financial Services, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

RHONDA J. SCOTT
COMMISSION # 125328
MY COMMISSION EXPIRES
7/7/15

NOTARIAL SEAL IOWA

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# BROKERS INTERNATIONAL FINANCIAL SERVICES, LLC

Panora, Iowa

Financial Statements

December 31, 2013

**Brokers International Financial Services, LLC**

CONTENTS


| | Page |
|---|---|
| **Report of Independent Auditors** | 1 |
| **Audited Financial Statements** | |
| Statement of Financial Condition | 2 |
| Statement of Operations | 3 |
| Statement of Changes in Member's Equity | 4 |
| Statement of Cash Flows | 5 |
| Notes to Financial Statements | 6-9 |
| **Independent Auditor's Report on Supplementary Information** | 10 |
| **Supplementary Information** | |
| Computation of Aggregate Indebtedness and Net Capital under Rule 15c3-1 | 11 |
| Statement Regarding Rule 15c3-3 | 12 |

LWBJ LLP
CPAs & BUSINESS ADVISORS
an LWBJ Financial Company

CORPORATE OFFICE
4200 University Avenue, Suite 410
West Des Moines, Iowa 50266
Phone 515.222.5680
Toll-Free 888.560.5680
Fax 515.222.5681

# Report of Independent Auditors

To the Member
Brokers International Financial Services, LLC

## Report on the Financial Statements

We have audited the accompanying financial statements of Brokers International Financial Services, LLC, which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

## Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

## Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

## Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brokers International Financial Services, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

LWBJ, LLP

West Des Moines, IA
February 27, 2014

**Brokers International Financial Services, LLC**

Statement of Financial Condition

December 31, 2013

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents: | |
| Unrestricted | $400,820 |
| Restricted | 25,000 |
| Commissions and concessions receivable | 442,163 |
| Accounts receivable (Notes 1 and 4) | 112,855 |
| Due from other (Note 1) | 47,949 |
| Prepaid expenses | 42,507 |
| Total current assets | $1,071,294 |
| Leasehold improvements, office furniture and equipment, net of accumulated depreciation of $25,728 | 34,208 |
| Due from other-long term (Note 1) | 46,580 |
| Intangible assets, net | 943 |
| Total Assets | 1,153,025 |
| **Liabilities and Member's Equity** | |
| **Liabilities** | |
| Commissions and concessions payable | $429,775 |
| Accounts payable | 98,626 |
| Accrued compensation | 45,611 |
| Due to Parent (Note 5) | 12,257 |
| Total Current Liabilities | 586,269 |
| **Commitments and Contingencies (Notes 2 and 4)** | |
| **Member's Equity** | |
| Capital contributions | 4,825,143 |
| Accumulated deficit | (4,258,387) |
| Total Member's Equity | 566,756 |
| Total Liabilities and Member's Equity | $1,153,025 |

See Notes to Financial Statements.

## Brokers International Financial Services, LLC

Statement of Operations

Year Ended December 31, 2013

| | |
|---|---|
| **Revenues** | |
| Commissions | $ 5,489,950 |
| Management and investment advisory income | 2,210,821 |
| Other | 186,156 |
| Total revenues | 7,886,927 |
| | |
| **Expenses** | |
| Commissions | 6,412,977 |
| Employee compensation and benefits | 1,191,386 |
| Licensing, registration and education | 73,815 |
| Occupancy and equipment expense (Note 4) | 53,600 |
| Legal and professional | 214,259 |
| General and administrative | 284,347 |
| Advertising and publications (Note 1) | 10,327 |
| Travel and entertainment | 77,935 |
| Other | 4,212 |
| Total expenses | 8,322,858 |
| | |
| **Net Loss** | $ (435,931) |

See Notes to Financial Statements.

**Brokers International Financial Services, LLC**

Statement of Changes in Member's Equity

Year Ended December 31, 2013

| | Capital Contributions | Accumulated Deficit | Member's Equity |
|---|---|---|---|
| Balance at January 1, 2013 | $ 4,260,143 | $ (3,822,456) | $ 437,687 |
| Capital contributions | 565,000 | - | 565,000 |
| Net loss | - | (435,931) | (435,931) |
| Balance at December 31, 2013 | $ 4,825,143 | $ (4,258,387) | $ 566,756 |

See Notes to Financial Statements.

**Brokers International Financial Services, LLC**

Statement of Cash Flows

Year Ended December 31, 2013

| | |
|---|---|
| Cash Flows from Operating Activities | |
| Net loss | $ (435,931) |
| Adjustments to reconcile net loss to net cash used for operating activities: | |
| Depreciation | 6,016 |
| Amortization | 130 |
| Changes in assets and liabilities: | |
| Commissions and concessions receivable | (96,451) |
| Accounts receivable | (2,310) |
| Due from other | (47,137) |
| Prepaid expenses | (13,333) |
| Commissions and concessions payable | 75,697 |
| Accounts payable | (28,782) |
| Accrued compensation | 783 |
| Due to Parent | 7,001 |
| Net cash used for operating activities | (534,317) |
| Cash Flows from Investing Activities | |
| Capital expenditures | (17,399) |
| Cash Flows From Financing Activities | |
| Capital contributions | 565,000 |
| Net Increase in Unrestricted Cash | 13,284 |
| Unrestricted Cash at Beginning of Year | 387,536 |
| Unrestricted Cash at End of Year | $ 400,820 |

See Notes to Financial Statements.

**Brokers International Financial Services, LLC**

Notes to Financial Statements

December 31, 2013

## 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

*Nature of Business*

Brokers International Financial Services, LLC (the "Company") is a full-service non-custodial broker-dealer registered under the Securities Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority ("FINRA") and a member of the Municipal Securities Rulemaking Board. The Company provides product sales and client service functions to retail investment clients, investing in a variety of registered products including mutual funds and variable products by application. In addition, the Company offers services through our clearing firm and registered investment advisor. The Company is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3, because the Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

The Company was approved as a full-service non-custodial Broker Dealer on June 4, 2007. The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing brokers on a fully disclosed basis. The Company's agreements with its clearing brokers provide that as clearing brokers, these firms will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended. The Company contracts with Pershing, LLC and TD Ameritrade to clear accounts.

The Company is a wholly owned subsidiary of Brokers International, Ltd ("Parent").

*Security Transactions*

In accordance with recognized industry practice, customers' securities transactions are recorded on a settlement date basis, generally the third business day following the trade date. Securities transactions of the Company are recorded on a trade date basis. Revenues and related expenses for transactions executed but not yet settled were not material.

*Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk*

In the normal course of business, the Company does not carry customer accounts or have clearing activities; therefore, the Company has no off-balance sheet risk.

*Accounting Estimates*

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

*Cash and Cash Equivalents*

The Company considers liquid investments with maturities of three months or less to be cash equivalents. At times throughout the year, the Company's cash in financial institutions may exceed Federal Deposit Insurance Corporation insurance limits. The Company has not experienced any losses in such accounts.

Restricted cash includes a deposit account of $25,000 held at a clearing firm.

*Fair Value of Financial Instruments*

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or most advantageous market. The Company uses a fair value hierarchy that has three levels of inputs, both observable and unobservable, with use of the lowest possible level of input to determine fair value. Level 1 inputs include quoted market prices in an active market or the price of an identical asset or liability. Level 2 inputs are market data, other than Level 1, that are observable either directly or indirectly. Level 2 inputs include quoted market prices for similar assets or liabilities, quoted market prices in an inactive market, and other observable information that can be corroborated by market data. Level 3 inputs are unobservable and corroborated by little or no market data. The Company uses valuation techniques in a consistent manner from year-to-year. At December 31, 2013, the Company does not have any assets or liabilities that would require fair value recognition or disclosures.

*Advertising*

The Company expenses advertising costs when incurred. Total advertising costs were $10,327 for the year ended December 31, 2013.

*Leasehold Improvements, Office Furniture and Equipment*

Most office furniture is provided by its Parent as part of the expense and operational agreement explained in Note 4. Leasehold improvements, office furniture and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of 5-7 years for office furniture and equipment and 15 years for leasehold improvements. Maintenance and repairs are expensed as incurred; major improvements and betterments are capitalized.

*Intangible Assets*

Intangible assets consist of trademarks. Amortization is provided over estimated useful lives of 15 years by use of the straight-line method.

*Accounts Receivable*

Accounts receivable represent amounts due from registered representatives for insurance and registration fees. Management performs an assessment of collectability throughout the year and amounts are charged off from an evaluation of the aging and/or collectability of past-due accounts at year-end.

*Due from Other*

At December 31, 2013, the Company had loans of $44,529 and forgivable loans of $50,000 to registered investment advisors. The forgivable loans are expensed when the registered investment advisors provide the required service. No expense was recognized in 2013 for loan forgiveness.

*Income Taxes*

The Company is a single member limited liability company and therefore, a disregarded entity for federal and state income tax purposes. The Company does not have material differences between the financial statement and tax basis of the Company's assets or liabilities. The net operating losses incurred by the Company have been utilized by the Company's Parent.

The Company and its Parent follow the accounting guidance for uncertainty in income taxes. Management has evaluated their tax positions and determined there are no material uncertain tax positions. The Company and its Parent have not been notified of any impending examinations and are no longer subject to examinations by taxing authorities for years before 2010.

*Subsequent Events*

The Company has evaluated subsequent events through February --, 2014, the date which the financial statements were available to be issued.

## 2. COMMITMENTS AND CONTINGENCIES

*Net Capital Rule*

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. The Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds ten to one. Net capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2013, the net capital ratio, net capital and excess net capital are as follows:

| | 2013 |
|---|---|
| Net capital ratio | 2.35:1 |
| Net capital | $ 249,172 |
| Excess net capital | $ 210,087 |

*LITIGATION*

The Company is involved in litigation arising out of the normal course of business. In these matters, indeterminate amounts are sought. Management, after review and discussion with counsel, believes the Company has meritorious defenses and intends to vigorously defend itself in these matters, but it is not feasible to predict or determine the final outcome at the present.

## 3. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) plan covering substantially all employees. The Company contributed $18,044 to the plan in 2013.

## 4. RELATED PARTY TRANSACTIONS

The Company leases office space for $2,896 per month from its Parent under a five year lease commencing January 1, 2013 through December 31, 2017. The lease agreement includes utilities, maintenance, cleaning, furniture, taxes, and insurance. Rent expense of $34,748 was paid during 2013. Future minimum lease payments under the non-cancelable operating lease at December 31, 2013 are as follows:

| Year Ending December 31 | |
|---|---|
| 2014 | $ 34,748 |
| 2015 | 34,748 |
| 2016 | 34,748 |
| 2017 | 34,748 |
| | $ 138,992 |

The Company has also entered into various cost sharing arrangements with its Parent for technology and administrative services. Fees incurred in 2013 were $11,550. In addition, the Company received approximately $40,000 from its Parent to cover a Company sponsored event and expenses.

The Company has receivables from its Parent of $1,993 and payables of $12,257 as of December 31, 2013.

## 5. LEASE OBLIGATIONS

The Company leases various software products under short-term and month-to-month leases. Payments totaled approximately $64,442 for 2013.

LWBJ LLP
CPAs & BUSINESS ADVISORS
an LWBJ Financial Company

CORPORATE OFFICE
4200 University Avenue, Suite 410
West Des Moines, Iowa 50266
Phone 515.222.5680
Toll-Free 888.560.5680
Fax 515.222.5681

## Independent Auditor's Report on Supplementary Information

To the Member
Brokers International Financial Services, LLC

We have audited the financial statements of Brokers International Financial Services, LLC as of and for the year ended December 31, 2013, and our report thereon dated February 27, 2014, which expressed an unmodified opinion on those financial statements, appears on page 1. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the Computation of Aggregate Indebtedness and Net Capital under Rule 15c3-1 and Statement Regarding Rule 15c3-3, required by Rule 17a-5 under the Securities Exchange Act of 1934, are presented for purposes of additional analysis and are not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the Computation of Aggregate Indebtedness and Net Capital under Rule 15c3-1 and Statement Regarding Rule 15c3-3 have been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

LWBJ, LLP

West Des Moines, IA
February 27, 2014

**Brokers International Financial Services, LLC**
**Computation of Aggregate Indebtedness and Net Capital under Rule 15c3-1**
**December 31, 2013**

| | |
|---|---|
| Net Capital: | |
| Total member's equity | $ 566,756 |
| | |
| Deductions: | |
| Non-allowable commission and concession receivables | (21,460) |
| Prepaid expenses | (42,507) |
| Leasehold improvements, office furniture and equipment, net | (34,208) |
| Fidelity bond deductible over $5,000 | (5,000) |
| Other assets | (214,409) |
| | (317,584) |
| Net Capital | 249,172 |
| | |
| Aggregate indebtedness: | |
| Total liabilities from statement of financial position | $ 586,269 |
| | |
| Computation of basic net capital requirement: | |
| Minimum net capital required | $ 39,085 |
| | |
| Excess net capital | $ 210,087 |
| | |
| Ratio of aggregate indebtedness to net capital | 2.35 to 1 |

**Statement pursuant to paragraph (d) of Rule 17a-5:**

There are no material differences between the amounts presented in the computations of aggregate indebtedness and net capital set forth above and the amounts reported in the Company's unaudited amended Part II A Focus report as of December 31, 2013 dated February 13, 2014.

**Brokers International Financial Services, LLC**

**Statement Regarding Rule 15c3-3**

**December 31, 2013**

Brokers International Financial Services, LLC is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

**LWBJ** LLP
CPAs & BUSINESS ADVISORS
*an LWBJ Financial Company*

**CORPORATE OFFICE**
4200 University Avenue, Suite 410
West Des Moines, Iowa 50266
Phone 515.222.5680
Toll-Free 888.560.5680
Fax 515.222.5681

# Independent Auditors' Report on Internal Control Under SEC Rule 17A-5(g)(1)

To the Member
Brokers International Financial Services, LLC

In planning and performing our audit of the financial statements of Brokers International Financial Services, LLC (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate a December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

LWBJ LLP

West Des Moines, IA
February 27, 2014

**LWBJ** LLP
CPAs & BUSINESS ADVISORS
an LWBJ Financial Company

CORPORATE OFFICE
4200 University Avenue, Suite 410
West Des Moines, Iowa 50266
Phone 515.222.5680
Toll-Free 888.560.5680
Fax 515.222.5681

**Independent Accountants' Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)**

To the Member
Brokers International Financial Services, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by Brokers International Financial Services, LLC (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the check register, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers of income and expense, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers of income and expense supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no overpayments.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

LWBJ, LLP



West Des Moines, IA
February 27, 2014

**SIPC-7**
(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

**SIPC-7**
(33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067239 FINRA DEC
BROKERS INTERNATIONAL FINANCIAL SERVICES LLC 15*15
102 SE 13TH ST
PANORA IA 50216-4500

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______________________

2. A. General Assessment (item 2e from page 2) $ 11,300

B. Less payment made with SIPC-6 filed (exclude interest) ( 6,971 )

7-24-13
Date Paid

C. Less prior overpayment applied ( — )

D. Assessment balance due or (overpayment) 4,329

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 4,329

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4,329

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______________________

______________________

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Brokers International Financial Services, LLC
(Name of Corporation, Partnership or other organization)

Andrea Kemble
(Authorized Signature)

CFO
(Title)

Dated the 25 day of February, 20 14.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

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SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2013 and ending 12/31/2013

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 7,886,927 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | — |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 3,180,821 |
| (2) Revenues from commodity transactions. | — |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | — |
| (4) Reimbursements for postage in connection with proxy solicitation. | — |
| (5) Net gain from securities in investment accounts. | — |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | — |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | — |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Rep fees retained by Firm, Sponsorship, Interest Income (Deductions in excess of $100,000 require documentation) | 186,156 |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ — | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ — | |
| Enter the greater of line (i) or (ii) | — |
| Total deductions | 3,366,977 |
| 2d. SIPC Net Operating Revenues | $ 4,519,950 |
| 2e. General Assessment @ .0025 | $ 11,300 (to page 1, line 2.A.) |

**Details of other Revenue - Line item 2C (8)**

Rep fees retained by the Broker Dealer for the following

| | |
|---|---|
| Registration Rev | $64,430.82 |
| E&O Rev | $88,850.21 |

Sponsorship Rev Received for Conferences

| | |
|---|---|
| Sponsorship | $21,500.00 |
| | |
| Other Rev | $9,101.85 |
| Interest Income | $2,273.43 |
| | |
| Total | $186,156.31 |